GREAT-WEST
LIFECO INC.

RECEIVED
2008 OCT 21 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

October 20, 2008

08005503

BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

SUPPL

Dear Sirs:

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the following documents:

- Press Release dated October 17, 2008 announcing Great-West Lifeco to release third quarter results.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

PROCESSED
OCT 22 2008
THOMSON REUTERS

Encls.

10/21

GREAT-WEST LIFECO INC.

RELEASE

TSX:GWO

Great-West Lifeco to release third quarter 2008 results

Winnipeg, Oct. 17, 2008... Great-West Lifeco Inc. will release its third quarter 2008 financial results on October 30, 2008.

The results will be discussed in a conference call and audio webcast hosted by company management at 3:00 p.m. (EDT) on October 30, 2008.

The one-hour call can be accessed by calling the following numbers:

- Participants in the Toronto area: 416-340-2220
- Participants from North America: 1-866-226-1798
- Participants from Overseas: Dial international access code first, then 800-2787-2090

The presentation materials will be accessible on Great-West Lifeco's website following the release of the third quarter results, along with a printer-friendly version of the slide presentation at:
http://www.greatwestlifeco.com/english/presentations/30_10_08.html

A replay of the call will be available from October 30 to November 6, 2008 and can be accessed by calling 1-800-408-3053 or 416-695-5800 in Toronto (passcode: 3272682#). The archived webcast will be available from approximately 7:00 p.m. (EDT) on October 30, 2008 until October 30, 2009 on Great-West Lifeco's website at:
http://www.greatwestlifeco.com/english/presentations/30_10_08.html

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $392 billion in assets under administration and are members of the Power Financial Corporation group of companies.

-end-

For more information contact:
Marlene Klassen, APR
Assistant Vice-President, Communication Services
(204) 946-7705

END

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5

A member of the Power Financial Corporation group of companies.